UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2006
Commission File Number 001-14564
APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)
22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F     ☑          Form 40-F     ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant home country, or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     ☐          No     ☑
If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

APT SATELLITE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)
CONTINUING CONNECTED TRANSACTIONS

Reference is made to the 2004 Announcement and the 2004 Circular in relation to, among other things, the Continuing Connected Transactions. The Continuing Connected Transactions under the Master Agreement were approved by the then independent shareholders of the Company at the special general meeting of the Company held on 30 December 2004.
Since the Master Agreement will expire on 31 December 2006, the Company has on 28 December 2006 entered into the Supplemental Agreement to extend the term of the Master Agreement for further three years to 31 December 2009.
By virtue of the SingTel Group’s interest in a non-wholly owned subsidiary of the Company, the transactions contemplated under the Master Agreement as supplemented by the Supplemental Agreement will continue to constitute continuing connected transactions under Chapter 14A of the Listing Rules. As the estimated aggregate value of the Continuing Connected Transactions for the financial year ending 31 December 2007 is expected to exceed the Threshold, the Continuing Connected Transactions constitute non-exempt continuing connected transactions of the Company under Rule 14A.35 of the Listing Rules.
A circular containing, among other things, the particulars of the Master Agreement as supplemented by the Supplemental Agreement, the Continuing Connected Transactions and the New Caps, a letter of recommendation from the independent committee of the Board, a letter of advice from the independent financial adviser and a notice convening the special general meeting of the Company to approve the Supplemental Agreement and the transactions contemplated thereunder and the New Caps, will be despatched to the shareholders of the Company as soon as practicable and within 21 days after publication of this announcement in accordance with the Listing Rules.
BACKGROUND
Reference is made to the 2004 Announcement and the 2004 Circular in relation to, among other things, the Continuing Connected Transactions. The Continuing Connected Transactions under the Master Agreements were approved by the then independent shareholders of the Company at the special general meeting of the Company held on 30 December 2004.
Since the Master Agreement will expire on 31 December 2006, the Company has on 28 December 2006 entered into the Supplemental Agreement to extend the term of the Master Agreement for further three years to 31 December 2009.

CONTINUING CONNECTED TRANSACTIONS, THE MASTER AGREEMENT AND THE SUPPLEMENTAL AGREEMENT
The Group has entered, and will from time to time enter, into various transactions with the SingTel Group in respect of the provision as well as procurement of satellite transponder capacity (i.e. the Transponder Transactions) and of telecommunications services (i.e. the Telecom Transactions). The services provided under the Telecom Transactions by the Group to the SingTel Group mainly include VSAT (Very Small Aperture Terminal) and wholesale voice services, while those procured by the Group from the SingTel Group mainly include data signal transmission services, wholesale voice services and leasing of cable circuits.
For the purposes of governing the Continuing Connected Transactions and ensuring compliance with Chapter 14A of the Listing Rules, the Company entered into the Master Agreement with SingTel on 1 December 2004. In anticipation of the expiry of the Master Agreement on 31 December 2006, the Group has on 28 December 2006 entered into the Supplemental Agreement. Subject to the approval by the Independent Shareholders and the early termination by the parties to the agreement, the Master Agreement shall be extended and remain in force for a further three years from 1 January 2007 to 31 December 2009, while all other terms of the Master Agreement remain unchanged. The principal terms of the Master Agreement are as follows:

Parties:	the Company and SingTel

Services to be transacted:	the satellite transponder and any other satellite related services and telecommunications related services provided by the Group to the SingTel Group, or vice versa

Terms:	on normal commercial terms having regard to the particulars, quantity and duration of the services and other relevant conditions prevailing at the time of the transactions
All the Continuing Connected Transactions have been and will continue to be supported by written contracts between the relevant members of the Group and members of the SingTel Group, and the terms of which have been and will continue to be made in accordance with the Group’s pricing policy and negotiated on an arm’s length basis and on normal commercial terms between the Group and the SingTel Group or on terms no less favorable to the Group than terms available from independent third parties. In particular, the prices for the Transponder Transactions will continue to be arrived at after considering the market rate for the particular bandwidth (in terms of MHz) of satellite transponder to be utilised and the duration of such utilisation. As regards the Telecom Transactions, the prices will continue to be arrived at after considering the complexity of the services, the capacity and duration of the usage and the level of the technical support. Pursuant to the Master Agreement as supplemented by the Supplemental Agreement, the detailed terms set out in the business contracts shall not be inconsistent with the terms of the Master Agreement.
The table below summarises the Existing Caps for the three years ending 31 December 2006 for the Transponder Transactions and the Telecom Transactions:

	2004	2005	2006
	HK$’ million	HK$’ million	HK$’ million
Existing Caps
Transponder Transactions	15	18	32
Telecom Transactions	2	9	11

The table below summarises the actual transaction amounts involved for the two years ended 31 December 2005 (audited) and for the ten months ended 31 October 2006 (unaudited) for the Transponder Transactions and the Telecom Transactions:

	1 January	1 January	1 January
	31 December	31 December	31 October
	2004	2005	2006
	HK$’ million	HK$’ million	HK$’ million
	(Audited)	(Audited)	(Unaudited)
Actual transaction amounts
Transponder Transactions	14.5	1.4	5.8
Telecom Transactions	0.2	2.1	0.7
For each of the two financial years ended 31 December 2005 and the ten months ended 31 October 2006, the actual value of the Transponder Transactions was approximately HK$14.5 million, HK$1.4 million and HK$5.8 million respectively, and in the case of the Telecom Transactions, the actual value was approximately HK$0.2 million, HK$2.1 million and HK$0.7 million, respectively. The aggregate values of the Transponder Transactions and the Telecom Transactions for the year ended 31 December 2005 and the year ending 31 December 2006 have been or are expected to be significantly lower than the relevant Existing Caps. When the Existing Caps were originally formulated at the end of 2004, the Company had expected that the telecommunications market in the Asia Pacific Region would recover shortly after the downturn caused by the over-investments in the market as well as the sudden collapse of certain major global telecommunications companies. However, the actual pace of the recovery of the telecommunications industry in the region had been substantially slower than the Company’s expectation. In addition, due to the increasingly fierce competition amongst telecommunications carriers in the region, the price of the telecommunications services had dropped substantially during the relevant period. As a result, the actual values of the Transponder Transactions and the Telecom Transactions during the relevant period have been substantially lower than the previous estimates.
NEW CAPS
For each of the three financial years ending 31 December 2007, 2008 and 2009, the proposed maximum aggregate value (i.e. the New Caps) for each of the Transponder Transactions and the Telecom Transactions is as follows:

	2007	2008	2009
	HK$’ million	HK$’ million	HK$’ million
New Caps
Transponder Transactions	9.5	11.5	13.2
Telecom Transactions	1.2	1.3	1.3
The Board proposes that the aggregate value of the Transponder Transactions for each of the three financial years ending 31 December 2007, 2008 and 2009 shall not exceed HK$9.5 million, HK$11.5 million and HK$13.2 million, respectively, and in the case of the Telecom Transactions for the same period, such aggregate value shall not exceed HK$1.2 million, HK$1.3 million and HK$1.3 million, respectively. The New Caps for each of the Transponder Transactions and the

Telecom Transactions are determined by reference to (i) the historical value of the relevant transactions; (ii) the value of the relevant business contracts on hand; and (iii) the estimated demand for satellite broadcasting services and telecommunications services related to the Group’s business. As regards the reference to historical value, the Board has noted that while the actual value of Transponder Transactions for the year 2004 amounted to approximately HK$14.5 million, the value of Transponder Transactions for the year 2005 and the ten months ended 31 October 2006 had dropped significantly as a result of the exceptionally unfavourable market conditions. The Board also noted that the proposed New Cap for the Transponder Transactions for the year 2007 appears to represent a significant growth as compared to the actual value of the Transponder Transactions for 2006. Nevertheless, having taken into account the estimated demand in the region for the related services in the coming years which is based on, among other things, the expected transponder capacity required by the SingTel Group over the relevant period, the Board considers that the proposed New Caps, including that for the year 2007, have been determined on a prudent and reasonable basis.
REASONS FOR THE CONTINUING CONNECTED TRANSACTIONS
The principal businesses of both the Group and the SingTel Group include the provision of satellite transponder services and they each possess its own satellite transponder capacity. However, the footprint and capacities as well as other specifications of the satellite transponders of them may be different from each other. Therefore, the Group and the SingTel Group may from time to time be required to utilise the satellite transponders of each other in the ordinary course of their businesses.
As regards the telecommunications services, APTTS, a wholly-owned subsidiary of the Company, is principally engaged in the business of the satellite-based external telecommunications services such as VSAT, wholesale voice services under the Fixed Carrier Licence and its operations frequently require the utilisation of satellite transponder services and cable network services. Given the fact that the SingTel Group is one of the major providers of telecommunications services in the Asia Pacific region and has an extensive cable network, the Group, either through APTTS or other members of the Group, will occasionally be required to purchase cable network services from the SingTel Group in its ordinary course of business. On the other hand, the SingTel Group may from time to time be required in its ordinary course of business to purchase from APTTS the satellite-based external telecommunications services such as VSAT, wholesale voice services under the Fixed Carrier Licence.
The Continuing Connected Transactions have been and are expected to be conducted in the ordinary and usual course of business of the Group and on normal commercial terms. The Supplemental Agreement was entered into between the Company and SingTel for the purposes of extending the term of the Master Agreement which governs the Continuing Connected Transactions. The Board is of the view that the Supplemental Agreement is in the interests of the Company and its shareholders as a whole and the terms of the Supplemental Agreement as well as the New Caps are fair and reasonable as far as the Company and its shareholders are concerned.
LISTING RULES REQUIREMENTS
SingaSat, a wholly-owned subsidiary of SingTel, is a 45% shareholder of a non-wholly owned subsidiary of the Company, namely APT Telecom. Under Chapter 14A of the Listing Rules, members of the SingTel Group are therefore considered connected persons of the Company and the transactions conducted between the Group and the SingTel Group constitute connected transactions of the Company.
As the estimated aggregate value of the Continuing Connected Transactions for the financial year ending 31 December 2007 is expected to exceed the Threshold, the Continuing Connected Transactions constitute non-exempt continuing connected transactions of the Company under Rule 14A.35 of the Listing Rules. The Supplemental Agreement and the New Caps are therefore subject to Independent Shareholders’ approval under Rule 14A.35(4), the annual review requirement under Rules 14A.37 to 14A.41 and the reporting requirements under Rules 14A.45 and 14A.46 of the Listing Rules, respectively.
GENERAL
The Group is principally engaged in the provision of satellite transponder services for the broadcasting and telecommunications sectors in the Asia Pacific Region. SingTel is principally engaged in the operation and provision of telecommunications systems and services and investment holding.
An independent committee of the Board will be established to consider the terms of the Supplemental Agreement and the New Caps. An independent financial adviser will be appointed to advise the independent committee of the Board and the Independent Shareholders on whether the Supplemental Agreement is in the interests of the Company and its shareholders as a whole and on the fairness and reasonableness of the terms of the Supplemental Agreement and the New Caps.
A circular containing, among other things, the details of the Supplemental Agreement and the New Caps, a letter of recommendation from the independent committee of the Board, a letter of advice from the independent financial adviser and a notice convening the special general meeting of the Company to approve the Supplemental Agreement and the New Caps, will be despatched to the shareholders of the Company as soon as practicable and within 21 days after publication of this announcement in accordance with the Listing Rules. In view of SingaSat’s interests in the Continuing Connected Transactions, SingaSat and its Associates will abstain from voting at the special general meeting to be convened for this purpose. The votes of the Independent Shareholders in the special general meeting will be taken by poll.
DEFINITIONS

“2004 Announcement”	the announcement of the Company dated 2 December 2004 in relation to the Continuing Connected Transactions

“2004 Circular”	the circular of the Company dated 13 December 2004 in relation to the Continuing Connected Transactions

“APT International”	APT Satellite International Company Limited, a company incorporated in the British Virgin Islands on 4 October 1996 and is interested in approximately 51.83% of the Company as at the date hereof. It is owned as to approximately 28.57% by SingaSat and the remaining 71.43% by four other parties (namely, approximately 28.57% by China Telecommunications Broadcast Satellite Corporation and approximately 14.29% by each of China Aerospace Science & Technology Corporation, CASIL Satellite Holdings Limited, and Kwang Hua Development and Investment Limited) who are independent of and not connected with the SingTel Group or its Associates

“APT Telecom”	APT Satellite Telecommunications Limited, an indirect 55% owned subsidiary of the Company incorporated in Hong Kong on 9 February 2000 with limited liability and a jointly controlled entity formed in June 2000 under 55:45 equity ratio between the Group and SingaSat respectively

“APTTS”	APT Telecom Services Limited, an indirect wholly-owned subsidiary of the Company incorporated in Hong Kong with limited liability

“Associate(s)”	the same meaning as defined in the Listing Rules

“Board”	the board of Directors

“Company”	APT Satellite Holdings Limited, a company incorporated in Bermuda with limited liability and its shares are listed on the main board of the Stock Exchange

“Continuing Connected Transactions”	the transactions contemplated under the Master Agreement and as supplemented by the Supplemental Agreement

“Director(s)”	the director(s) of the Company

“Existing Cap(s)”	the maximum aggregate annual value(s) for each of the Transponder Transactions and the Telecom Transactions for each of the three financial years ending 31 December 2006 as set out in the 2004 Announcement and approved by the Independent Shareholders at the special general meeting of the Company on 30 December 2004

“Fixed Carrier Licence”	the Fixed Carrier Licence Number 21 issued on 2 June 2003 by the Office of the Telecommunications Authority of Hong Kong (“OFTA”) (converted from the Fixed Telecommunications Network Services Licence dated 19 June 2000 issued by OFTA to APT Telecom as amended on 18 December 2001)

“Group”	the Company and/or any of its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Independent Shareholders”	the shareholders of the Company other than SingaSat and its Associates

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Master Agreement”	the agreement dated 1 December 2004 entered into between the Company and SingTel in relation to the provision of satellite transponder and any other satellite related services and telecommunications related services by the Group to SingTel and Singapore Telecom Hong Kong Limited, or vice versa

“New Cap(s)”	the proposed maximum aggregate annual value(s) for each of the Transponder Transactions and the Telecom Transactions for each of three financial years ending 31 December 2007, 2008 and 2009

“SingaSat”	SingaSat Private Limited, a company incorporated in Singapore on 7 July 1994 with limited liability which, as at the date of this announcement, holds approximately 5.52% of the Company’s issued share capital and 28.57% of the issued share capital of APT International (which in turn holds approximately 51.83% of the issued share capital of the Company)

“SingTel”	Singapore Telecommunications Limited, a company incorporated in Singapore with limited liability and is the holding company of SingaSat

“SingTel Group”	SingTel and/or any of its subsidiaries including, where applicable, their Associates

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supplemental Agreement”	the supplemental agreement dated 28 December 2006 entered into between the Company and SingTel for the purposes of extending the term of the Master Agreement to 31 December 2009

“Telecom Transactions”	the transactions entered into between the Group and the SingTel Group from time to time in relation to the provision and procurement of telecommunication services

“Threshold”	being 2.5% when the relevant amount on an annual basis is expressed in terms of the percentage ratios (as defined in Chapter 14A of the Listing Rules), or HK$10,000,000 provided that each of such percentage ratios is on an annual basis equal to or more than 2.5% but less than 25%

“Transponder Transactions”	the transactions entered into between the Group and the SingTel Group from time to time in relation to the provision and procurement of transponder services

“HK$”	Hong Kong dollars
By Order of the Board
Dr. Brian Lo
Company Secretary
Hong Kong, 28 December 2006
The Directors as at the date of this announcement are as follows:

Executive Directors:	Ni Yifeng and Tong Xudong

Non-executive Directors:	Rui Xiaowu (Chairman), Lim Toon, Yin Yen-liang, Wu Zhen Mu, Ho Siaw Hong, Zhao Liqiang, Tseng Ta-mon (alternate director to Yin Yen-liang)

Independent non-executive Directors:	Yuen Pak Yiu, Philip, Huan Guocang and Lui King Man

FORWARD LOOKING STATEMENTS
     This report contains statements and other information made by or on behalf of APT Satellite Holdings Limited (the “Company”) that constitute “forward-looking” statements within the meaning of Private Securities Litigation Reform Act of 1995. Statements that are not historical facts are forward-looking statements. By their nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and actual results could be materially different from those expressed or implied by forward-looking statements.
     Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward statements herein may include, without limitation, statements relating to the Company’s expectations, plans, objectives or goals relating to (i) its operations and financial results; (ii) launch schedules and anticipated transponder utilization; (iii) the technical capabilities of the APSTAR System; (iv) customer demand for the Company’s system; (v) strategic relationships that impact its operations; (vi) its funding needs and sources; (vii) satellite communications regulatory matters; (viii) the pricing of its services, (ix) its competitors and their services; and (x) actions of the Company’s suppliers, vendors and service providers.
     The Company cautions you that a number of important factors could cause the Company’s results of operations to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) technological risks related to the development, operation and maintenance of various components of the APSTAR System; (ii) delays and cost overruns related to the construction, deployment and maintenance of the Company’s APSTAR System; (iii) risks related to the operation and maintenance of the Company’s new satellites, APSTAR V and APSTAR VI; (iv) competition from other satellite operators and a number of existing satellite systems that provide similar services in various markets.; (v) actions taken by regulators with respect to the Company’s business and practices in one or more of the countries in which the Company conducts its operations; (vi) the Company’s capital structure and its ability to maintain sufficient liquidity and access capital markets; (vii) customer demand for the services of the Company’s satellite transponders and the perceived overall value of these services by customers; (viii) the ability to increase market share and control expenses; (ix) the ability of counterparties to meet their obligations to the Company; (x) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which the Company conducts its operations; (xi) the effects of changes in laws, regulations or accounting policies or practices; (xii) the ability to retain and recruit qualified personnel; (xiii) the strength of the global economy in general and the strength of the economies of the countries in which the Company conducts its operations in particular; (xiv) political and social developments, including war, civil unrest or terrorist activity; and (xv) the Company’s success at managing the risks involved in the foregoing.
     The Company cautions you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors as well as the risks identified in the Company’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission. These and other factors could result in the forward-looking statements proving to be inaccurate and may materially affect the Company’s operations. The Company does not undertake any obligation to publicly release any revisions to the forward-looking statements contained in this report, or to update them to reflect events or circumstances occurring after the date of this report, or to reflect the occurrence of unanticipated events.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2006.

APT Satellite Holdings Limited

	By	/s/ Ni Yifeng

Ni Yifeng
Executive Director and President